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szucker@sidley.com +1 650 565 7111	Founded 1866

April 4, 2017

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Josh Samples and Mary Beth Breslin

Re:	Celsion Corporation Preliminary Proxy Statement Filed March 20, 2017 File No. 001-15911

Ladies and Gentlemen:

On behalf of Celsion Corporation (the “Company”), attached are the Company’s responses to the staff’s letter dated April 3, 2017, regarding the Preliminary Proxy Statement filed on March 20, 2017.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at +1 650 565 7111.

Very truly yours,

/s/ Sam Zucker

Sam Zucker

cc:	Michael H. Tardugno Jeff Church

Responses of Celsion Corporation to

SEC Comments of April 3, 2017

Proposal No. 5: Approval of the Issuance of More than 20% of the Company's Issued and Outstanding Common Stock in a Certain Offering, page 54

1.

Please disclose the maximum number of shares you are asking shareholders to authorize for issuance in connection with the offering(s) contemplated by this proposal. Refer to Item 11(a) of Schedule 14A.

Company Response:

To address this comment, the Company has revised the disclosure on pages 54 and 55 of the Proxy Statement to be filed on the date hereof. The revised disclosure clarifies that since authorized shares will not be altered by the proposed Reverse Split (defined in Proposal No. 3 of the Proxy Statement), the Company expects to have a sufficient number of authorized shares for issuance in connection with the offering contemplated by this proposal.

2.

We note that, while the proposal heading refers to a single offering, the disclosure within the section appears to contemplate more than one offering. Please revise the heading to clearly disclose whether the authorization you are seeking relates to more than one offering. Also revise the disclosure to state clearly whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to those offerings. Refer to Item 11(c) of Schedule 14A.

Company Response:

To address this comment, the Company has revised the disclosure on pages 54 and 55 of the Proxy Statement to be filed on the date hereof. As the revised disclosure indicates, the Company is contemplating a single transaction in the form of either a private placement or registered offering and does not plan to solicit further authorization from its stockholders for the transaction.

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